SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


03026443


SEC MAIL PROCESSING
RECEIVED
JUL - 7 2003
WASH, D.C. 198 SECTION

**FORM 11-K**

**ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Waypoint Retirement Savings Incentive Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Waypoint Financial Corp.
235 North Second Street
P.O. Box 1711
Harrisburg, PA 17105-1711

PROCESSED
JUL 08 2003
THOMSON FINANCIAL

**REQUIRED INFORMATION**

Attached hereto is the audited Financial Statement for the year ending December 31, 2002 and including information required for submission on Form 11-K.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WAYPOINT RETIREMENT SAVINGS INCENTIVE PLAN

Date: June 30, 2003

By: David C. Walters
David C. Walters
Senior V.P. Waypoint Bank, Trustee

Attachments: Financial Statements
906 Certification

**CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with Annual Report of Waypoint Retirement Savings Incentive Plan on Form 11-K for the period 1/1/02 through 12/31/02 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jane M. Madio, Senior Vice President, Human Resources of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Jane E. Madio
Senior Vice President, Human Resources

June 30, 2003

# *WAYPOINT RETIREMENT SAVINGS INCENTIVE PLAN*

FINANCIAL REPORT

DECEMBER 31, 2002

# *WAYPOINT RETIREMENT SAVINGS INCENTIVE PLAN*

## TABLE OF CONTENTS

Beard Miller
Company LLP

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee
Waypoint Retirement Savings Incentive Plan
Harrisburg, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Waypoint Retirement Savings Incentive Plan (Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audit. The financial statements of Waypoint Retirement Savings Incentive Plan as of and for the year ended December 31, 2001 were audited by other auditors whose report dated October 4, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

York, Pennsylvania
May 15, 2003

## *WAYPOINT RETIREMENT SAVINGS INCENTIVE PLAN*

**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS**

| | December 31, | |
|---|---|---|
| | **2002** | **2001** |
| ASSETS | | |
| Investments: | | |
| Cash and money market funds | **$ 1,956,609** | $ 568,285 |
| Mutual funds | **6,722,490** | 5,808,421 |
| Common stock | **3,440,690** | 662,426 |
| Group annuity contract | **0** | 697,613 |
| Participant loans | **104,103** | 135,358 |
| | **12,223,892** | 7,872,103 |
| Receivables: | | |
| Participants' contributions | **0** | 52,167 |
| Employer's contributions | **27,005** | 20,119 |
| Accrued interest and dividends | **11,421** | 2,860 |
| Other receivables | **0** | 10,868 |
| | **38,426** | 86,014 |
| **Total Assets** | **12,262,318** | 7,958,117 |
| LIABILITY | | |
| Other liabilities | **11,311** | 10,599 |
| **Net Assets Available for Benefits** | **$12,251,007** | $7,947,518 |

*See notes to financial statements.*

## *WAYPOINT RETIREMENT SAVINGS INCENTIVE PLAN*

### STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

| | Years Ended December 31, | |
|---|---|---|
| | **2002** | **2001** |
| INVESTMENT INCOME | | |
| Net depreciation in fair value of investments | **($ 1,146,951)** | ($ 735,514) |
| Interest and dividends | **188,465** | 201,251 |
| | **(958,486)** | (534,263) |
| CONTRIBUTIONS | | |
| Participants | **4,358,298** | 1,807,706 |
| Employer | **659,096** | 541,999 |
| | **5,017,394** | 2,349,705 |
| BENEFITS PAID TO PARTICIPANTS | **890,367** | 1,084,676 |
| ADMINISTRATIVE EXPENSES | **33,825** | 68,768 |
| TRANSFER FROM THE OWEN, INC. PROFIT SHARING PLAN | **1,168,773** | 0 |
| **Net Increase** | **4,303,489** | 661,998 |
| NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR | **7,947,518** | 7,285,520 |
| NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR | **$12,251,007** | $7,947,518 |

*See notes to financial statements.*

## NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Waypoint Retirement Savings Incentive Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

### General

The Plan was established October 1, 1988 and amended, thereafter, several times. The Plan is a defined contribution plan covering all employees of Waypoint Bank, Waypoint Service Corporation, Waypoint Insurance Group and Waypoint Brokerage Services, Inc. (Company) who have completed six months and 500 hours of service and are age 21 or older. Effective October 1, 2002, the assets of The Owen, Inc. Profit Sharing Plan were merged into this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During 2001, Waypoint Bank replaced Fleet National Bank as trustee and Fidelity Investments as custodian; Retirement Direct replaced Invesmart as recordkeeper.

### Participation

An employee becomes a participant in the Plan on the first day of the calendar quarter coinciding with or next following the date eligibility requirements are met.

### Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

### Contributions

Participants may contribute up to 15 percent of their covered compensation or tax limit of $11,000 in 2002 and $10,500 in 2001. Effective October 17, 2002 the plan allows participants to defer up to 75% of their covered compensation. The Company provides a matching contribution of 50% of employee contributions up to an employee contribution of 6% (a maximum matching contribution of 3%).

### Participants' Accounts

Each participant's account is credited with an allocation of various contributions and Plan earnings (including unrealized appreciation or depreciation of Plan assets). Allocations of Plan earnings are based on participants' account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

## NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

### Vesting

A participant is 100% vested at all times in the participant's voluntary contributions and any earnings on those contributions regardless of the number of years of service. If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

| Years of Service | Percent Vested |
|---|---|
| 0 – 1 | 0% |
| 2 | 20 |
| 3 | 40 |
| 4 | 60 |
| 5 | 80 |
| 6 or more years | 100 |

In the event of death, disability or when the participant reaches age 65, the participant's account becomes 100 percent vested, regardless of years of service.

### Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum, installment payments, or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their employer matching and profit sharing contribution accounts does not exceed $5,000. If the account balances exceed $5000, the assets will generally be held in a trust until the participant's normal or early retirement date. However, terminated participants may elect to receive their salary deferral accounts in the year following termination.

There were distributions due participants in the amount of $51,972 and $-0- at December 31, 2002 and 2001, respectively.

### Participant Loans

Loans are available to participants of the Plan and are subject to approval by the Plan administrator. Loans may not exceed $50,000 or one-half of a participant's vested account balance. Loans bear interest on the unpaid principal, and must be repaid within 5 years unless used for the purchase of a principal residence which is 15 years or by the participant's normal retirement date. Interest is payable at the current prime rate plus 1.0 percent at the time of the loan. The minimum loan amount is $1,000. The balance of participant loans was $104,103 and $135,358 at December 31, 2002 and 2001, respectively.

## NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

**Administrative Costs**

Administrative costs and expenses of the plan are paid by the plan unless absorbed by the plan sponsor.

**Forfeited Accounts**

As of December 31, 2002 and 2001, forfeited employer matching non-vested accounts amounted to $26,384 and $31,788, respectively. Forfeitures of employer matching non-vested accounts are used to reduce the employer's matching contribution and are invested in the SEI Stable Value fund at the respective year ends. These forfeitures are not participant directed investments.

## NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

**Basis of Accounting**

The financial statements of the Plan are prepared on the accrual basis of accounting.

**Valuation of Investments**

Investments in mutual funds, money markets, and common stock are stated at fair value by reference to quoted market prices. Investments in group annuity contracts are valued at contract value (which represents contributions made under the contract, plus earnings, less withdrawals), because it is fully benefit responsive. Therefore, the contract value approximates fair value. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The descriptions of the investment funds available to the plan participants as of December 31, 2002 and 2001 are as follows:

*Fidelity Puritan Fund* – This fund primarily invests in high-yielding securities such as common stocks, preferred stocks and bonds.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

**Valuation of Investments (Continued)**

*Franklin Small Cap Growth A Fund* – This fund primarily invests in equity securities of companies with market capitalization of less than $1.0 billion.

*Heartland Value Plus Fund* – This fund primarily invests in equity securities of companies with market capitalization of less than $300 million.

*Loomis Sayles Bond Fund* – This fund primarily invests in investment-grade debt securities, preferred stock, and international securities.

*Putnam Vista A Fund* – This fund primarily invests in stocks, debt securities, convertible securities, and warrants.

*Putnam International Growth Class A Fund* – This fund primarily invests in common stocks of mid-sized and large companies outside the United States of America.

*Commercial Union Stable Value Fund* – This fund primarily invests in equities and debt securities.

*Vanguard Intermediate – Term Bond Index Fund* – This fund seeks to replicate the performance of the Lehman Brothers 5 - 10 year Government/Corporate Bond Index.

*Janus Worldwide Fund* – This fund invests primarily in foreign and domestic common stocks.

*Tweedy Browne Global Value Fund* – This fund seeks long-term growth of capital and invests primarily in equity securities with a focus on foreign issues.

*Royce Low-Priced Stock Fund* – This fund invests 65% of assets in common stock and convertibles and 35% in debt rated as low as BBB.

*Excelsior Value & Restructuring Fund* – This fund normally invests 65% of assets in companies management expects to benefit from restructuring and redeployment of assets.

*Vanguard Index Trust 500 Fund* – This fund seeks investment results that correspond with the price yield performance of the S&P 500 Index.

*Brown Capital Management Small Company Fund* – This fund normally invests at least 70% of assets in equities issued by companies with total operating revenues of $250 million or less.

*Fidelity Mid-Cap Stock Fund* – This fund normally invests at least 65% of assets in equity securities issued by companies with medium-sized market capitalization and up to 35% of assets in debt securities.

## NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

### Valuation of Investments (Continued)

*Janus Growth & Income Fund* – This fund invests in any combination of equity and fixed income securities, provided that at least 25% of assets are maintained in securities selected for growth potential, and at least 25% of assets are invested in securities selected for current income.

*SEI Stable Value Fund* – This fund primarily invests in collateralized guaranteed investment contracts to enhance credit quality and diversification.

*California Investment S&P Mid-Cap Index Fund* – This fund seeks investment results that replicate the aggregate performance of the Mid-Cap index.

*SEI Daily Income Prime Obligation* – This fund seeks to preserve capital and earn current income while tracking interest rates over the intermediate term.

In conjunction with the initial public offering of Waypoint Financial Corporation common stock during 2000, participants of the Plan were given a one-time opportunity to liquidate their Plan assets and purchase Waypoint Financial Corporation common stock. In 2002, Waypoint stock became an investment option.

### Payment of Benefits

Benefit payments to participants are recorded when paid.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

## NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

### Related Party Transactions

The Plan invests in the common stock of Waypoint Financial Corp., the parent company of the plan sponsor, which qualifies as a party-in-interest transaction.

The Plan invests in the Commercial Union Stable Value Fund which is managed by Commercial Union Life Insurance Company. Commercial Union Life Insurance Company is a custodian of the Plan. As such, these transactions qualify as party-in-interest.

The Plan also invests in the SEI Stable Value Fund and SEI Daily Income Prime Obligation Fund which are sponsored by SEI. SEI provides recordkeeping services to the Plan indirectly through Waypoint Bank. As such, these transactions qualify as party-in-interest.

### Prohibited Transactions

During 2002, the Plan's assets were used to pay custodial fees fees in the amount of $7,652 to Waypoint Bank's trust department, the Plan trustee. In accordance with ERISA guidance, these are considered to be prohibited transactions. The fees were refunded to the Plan in 2002.

During 2001, the Plan's assets were used to pay custodial fees and conversion fees in the amount of $5,063 and $5,805, respectively, to Waypoint Bank's trust department, the Plan trustee. In accordance with ERISA guidance, these are considered to be prohibited transactions. The fees are shown as a receivable on the Plan's 2001 statement of net assets available for benefits and were refunded to the Plan in 2002.

## NOTE 3 - INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of investments, unless otherwise noted. Investments that represent five percent or more of the Plan's net assets available for benefits are separately identified as of December 31, 2002 and 2001:

| Investments | 2002 | 2001 |
|---|---|---|
| At quoted market prices: | | |
| Cash and money market funds: | | |
| SEI Stable Value Fund | **$ 1,919,729** | $ 556,064 |
| Other cash and money market funds | **36,880** | 12,221 |
| Mutual funds: | | |
| Fidelity Puritan Fund | **1,058,152** | 1,150,108 |
| Franklin Small Cap Growth A Fund | ** | 638,821 |
| Loomis Sayles Bond Fund | **618,191** | 412,634 |
| Putnam International Growth Class A Fund | ** | 459,340 |
| Putnam Vista A Fund | **752,829** | 933,499 |
| Vanguard Index Trust 500 Fund | **1,593,261** | 1,593,633 |
| Other mutual funds | **2,700,057** | 620,386 |
| Common stock: | | |
| Waypoint Financial Corporation | **3,440,690** | 662,426 |
| At contract value, which approximates fair value: | | |
| Commercial Union Stock Value Fund | **0** | 697,613 |
| At cost, which approximates fair value: | | |
| Participant loans | **104,103** | 135,358 |
| | **$12,223,892** | $7,872,103 |

** Asset does not exceed 5% as of December 31, 2002

**NOTE 3 - INVESTMENTS (CONTINUED)**

The Plan held a Group Annuity Contract with Commercial Union Life Insurance. Under the terms of this contract, interest is variable and declared on a quarterly basis. This contract is fully benefit responsive and is included in the financial statements at contract value, in accordance with SOP 94-4. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses. The effective yield, which equals the crediting interest rate ranged from 5.15% to 5.25% in 2001. The contract value of this contract was $697,613 on December 31, 2001. During the year ended December 31, 2002, this contract was terminated.

The net depreciation in fair value of investments bought and sold, as well as held during the year, amounted to ($1,146,951) and ($735,514) for the years ended December 31, 2002 and 2001, respectively.

The net appreciation (depreciation) in fair value of investments for each significant class of investments, consists of the following for the years ended December 31:

| | 2002 | 2001 |
|---|---|---|
| Common stock | $ 82,529 | $179,224 |
| Mutual funds | (1,229,480) | (914,738) |
| | ($1,146,951) | ($735,514) |

**NOTE 4 - PLAN TERMINATION**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

**NOTE 5 - TAX STATUS**

The Plan obtained its latest determination letter on May 20, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and its advisors believe that the Plan is currently designed and being operated in compliance with the applicable regulations of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

## NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of:

| | December 31, 2002 |
|---|---|
| Net assets available for benefits per the financial statements | $12,251,007 |
| Amounts allocated to withdrawing participants | (51,972) |
| **Net Assets Available for Benefits per the Form 5500** | **$12,199,035** |

A reconciliation of benefits paid to participants according to the financial statements consists of the following for the year ended:

| | December 31, 2002 |
|---|---|
| Benefits paid to participants per the financial statements | $ 890,367 |
| Amounts allocated to withdrawing participants | 51,972 |
| **Benefits Paid to Participants per the Form 5500** | **$ 942,339** |

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.

**NOTE 7 - RECLASSIFICATION**

Certain information in the 2001 financial statements and related footnotes contain reclassifications necessary to make that information comparable to information presented in the 2002 financial statements.

**NOTE 8 - SUBSEQUENT EVENTS**

Effective January 1, 2003, the Plan was amended to be a safe harbor plan. All employees who work in 2003 become 100% vested. Also, the Company match changed to 100% on the first 3% of pay employees contributed, 50% on the next 2% of pay employees contributed. Effective February 15, 2003, annuity payments were no longer a benefit payment option in the plan.

## *WAYPOINT RETIREMENT SAVINGS INCENTIVE PLAN*

**FORM 5500 - SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**EIN: 25-1720585**
**PN: 002**

**December 31, 2002**

| (a) | Identity of Issue (b) | Description of Investment (c) | ** Cost (d) | Current Value (e) |
|---|---|---|---|---|
| | Brown Capital Management Small Company Fund | Mutual Fund | N/A | $ 88,222 |
| | California Investment S&P Mid-Cap Index Fund | Mutual Fund | N/A | 156,439 |
| | Cash | Cash | N/A | 18,292 |
| | Excelsior Value & Restructuring Fund | Mutual Fund | N/A | 180,970 |
| | Fidelity Mid-Cap Stock Fund | Mutual Fund | N/A | 136,493 |
| | Fidelity Puritan Fund | Mutual Fund | N/A | 1,058,152 |
| | Fidelity Small Cap Growth A Fund | Mutual Fund | N/A | 543,491 |
| | Heartland Value Plus Fund | Mutual Fund | N/A | 235,874 |
| | Janus Growth & Income Fund | Mutual Fund | N/A | 191,287 |
| | Janus Worldwide Fund | Mutual Fund | N/A | 26,867 |
| | Loomis Sayles Bond Fund | Mutual Fund | N/A | 618,191 |
| | Putnam International Growth Class A Fund | Mutual Fund | N/A | 515,306 |
| | Putnam Vista A Fund | Mutual Fund | N/A | 752,829 |
| | Royce Low-Priced Stock Fund | Mutual Fund | N/A | 218,040 |
| | Tweedy Browne Global Value Fund | Mutual Fund | N/A | 92,729 |
| | Vanguard Index Trust 500 Fund | Mutual Fund | N/A | 1,593,261 |
| | Vanguard Intermediate-Term Bond Index Fund | Mutual Fund | N/A | 314,339 |
| * | SEI Daily Income Prime Obligation | Money Market | N/A | 18,588 |
| * | SEI Stable Value Fund | Money Market | N/A | 1,919,729 |
| * | Waypoint Financial Corporation Common Stock | Common Stock | N/A | 3,440,690 |
| | Participant Loans, interest rates ranging from 5.25% to 10.5% | | 0 | 104,103 |
| | | | | $ 12,223,892 |

* Party-in-interest.
** Historical cost has not been presented as all investments are participant directed.



*Beard Miller Company LLP*
Certified Public Accountants and Consultants

## *WAYPOINT RETIREMENT SAVINGS INCENTIVE PLAN*

**FORM 5500 - SCHEDULE G - PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS**
**EIN: 20-1720585**
**PN: 002**

**Year Ended December 31, 2002**

| Identity of Party Involved (a) | Relationship to Plan (b) | Description of Asset (c) | Expense Incurred with Transaction (g) |
|---|---|---|---|
| Waypoint Bank | Plan sponsor | Custodial fees paid by Plan to Waypoint Bank during the plan year ended December 31, 2002. This was reimbursed to the Plan in 2002. | **$ 7,652** |
| Waypoint Bank | Plan sponsor | Custodial fees and conversion paid by Plan to Waypoint Bank, during the plan year ended December 31, 2001. This was reimbursed to the Plan in 2002 | **10,868** |